                                UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 11-K

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                       As of December 31, 2002 and 2001

                        Commission file number 1-31707

                   FRIEDMAN'S INC. RETIREMENT SAVINGS PLAN

                               FRIEDMAN'S INC.
                            A Delaware Corporation
                Irs Employer Identification Number 58-2058362
                            Four West State Street
                           Savannah, Georgia 31401
                           Telephone (912) 233-9333

                   Friedman's Inc. Retirement Savings Plan

                Financial Statements and Supplemental Schedule

                       As of December 31, 2002 and 2001

                                   CONTENTS

Report of Independent Auditors....................................   1

Statements of Net Assets Available for Benefits...................   2
Statement of Changes in Net Assets Available for Benefits.........   3
Notes to Financial Statements.....................................   4

Supplemental Schedule

Schedule of Assets (Held at End of Year)..........................   8

Signature.........................................................   9

Exhibit

Consent(Exhibit 23)...............................................  10

                         Report of Independent Auditors

The Plan Committee
Friedman's Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Friedman's Inc. Retirement Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audit of the financial statements was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                        /s/ Ernst & Young LLP

Atlanta, Georgia
June 25, 2003

                     Friedman's Inc. Retirement Savings Plan

                 Statements of Net Assets Available for Benefits

                                                         DECEMBER 31
                                                    2002            2001
                                                 ---------------------------
ASSETS
Investments, at fair value                       $6,252,754       $5,658,502

                                                 ---------------------------
Net assets available for benefits                $6,252,754       $5,658,502
                                                 ===========================

See accompanying notes.

                     Friedman's Inc. Retirement Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          YEAR ENDED DECEMBER 31, 2002

Additions to net assets attributed to:
   Contributions:
     Participants                                            $1,200,627
     Employer                                                   341,153
   Dividends and Interest                                        34,749
                                                             ----------
                                                              1,576,529

Deductions from net assets attributed to:
   Distributions to participants                                568,199
   Administrative expenses                                       32,551
   Net depreciation in fair value of investments                381,527
                                                             ----------
                                                                982,277
                                                             ----------

Net increase in net assets                                      594,252
Net assets available for benefits at beginning of year        5,658,502
                                                             ----------

Net assets available for benefits at end of year             $6,252,754
                                                             ==========

See accompanying notes.

                     Friedman's Inc. Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 2002

1. DESCRIPTION OF THE PLAN

A complete description of the Friedman's Inc. Retirement Savings Plan (the Plan) provisions is included in the Summary Plan Description and the Plan Document. Copies of these documents are available from the Friedman's Inc. Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

GENERAL

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and covers substantially all employees of Friedman's Inc. (the Company). The Plan was established and became effective January 1, 1996.

CONTRIBUTIONS

Participants are allowed to make contributions to the Plan in accordance with
Section 401(k) of the Internal Revenue Code (Code) ranging from 1% to 100% of their pre-tax compensation, subject to Internal Revenue Service limitations. Participants may not make additional after-tax contributions. In addition, the Company makes matching contributions on behalf of each participant equal to 50% of the first 4% of each participant's contribution to the Plan.

VESTING, WITHDRAWALS AND DISTRIBUTIONS

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in Company contributions plus actual earnings thereon is based on years of continuous service. A participant vests 20% in Company contributions after two years of service and an additional 20% each year thereafter until they are 100% vested after six years of service. Any forfeitures are used to reduce Company matching contributions. Upon retirement, death, disability or termination of employment, the vested balance in the participant's account is payable to the participant or designated beneficiary as a lump sum payment.

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                     Friedman's Inc. Retirement Savings Plan

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

LOANS TO PARTICIPANTS

Participants are permitted to borrow, under the loan provisions of the Plan, not less than $1,000 up to a maximum of the lesser of $50,000 or 50% of the participant's vested account balance. Participants may have up to two loans outstanding which must be repaid within five years unless the loan is for the purchase of a primary residence, in which case the loan must be repaid within ten years. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 2% in effect at the beginning of the month in which the loan originated. The respective participant's loan principal and interest are repaid ratably through bi-weekly payroll deductions.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, the appropriate portion of the Company's contributions and an allocation of Plan investment results. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participant contributions and the related investment income are at all times 100% vested and nonforfeitable. Participants become vested in Company contributions and actual earnings thereon according to the vesting schedule described above.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, the total amount in each participant's account will be distributed to the participant.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accounting records of the Plan are maintained on the accrual basis. All securities transactions of the Plan are recorded as of the trade date.

                     Friedman's Inc. Retirement Savings Plan

VALUATION OF INVESTMENTS

Investments in mutual funds, the common collective trust fund, and Friedman's Inc. common stock are measured by quoted market prices and are reported at fair value at year-end. Loans to participants are valued at their outstanding balances, which approximate fair value.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that could affect the reported amounts of assets, liabilities and other additions to or deductions from net assets. Actual results could differ from those estimates.

3. INVESTMENTS

Investments that represent 5 percent or more of the Plan's net assets at December 31, 2002 and 2001 are as follows:

                                                                     2002              2001
                                                                   ---------------------------
Investments at fair value as determined by trustee:
   Mutual funds:
     Evergreen Treasury Money Market Fund                          $        -       $2,772,771
     Stable Portfolio Group Trust                                   3,352,828                -
     Fidelity Magellan Fund                                           830,489        1,058,730
     Wells Fargo Lifepath 2010 Fund                                   545,788          615,248
     Evergreen Core Bond Fund                                         346,104                -
   Collective trust fund:
     First Union Enhanced Stock Fund                                  485,217          510,044

                     Friedman's Inc. Retirement Savings Plan

During 2002, the Plan investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(381,527) as follows:

Mutual funds                             $ (269,413)
Friedman's Inc. Stock Fund                   21,419
First Union Enhanced Stock Fund            (133,533)
                                         ----------
Net depreciation                         $ (381,527)
                                         ==========

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated September 2, 1997, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

First Union National Bank is the trustee of the Plan.

Participants routinely invest assets in the Enhanced Stock Fund of First Union National Bank. For the year ended December 31, 2002, transactions in this fund included purchases at a total cost of $279,384 and sales with a fair value of $170,678.

Participants routinely invest assets in Friedman's Inc. common stock. The Friedman's Inc. Stock Fund held 23,791and 25,862 shares of Friedman's Inc. Common Stock valued at $223,937 and $257,850 at December 31, 2002 and 2001, respectively. For the year ended December 31, 2002, transactions in Friedman's Inc. common stock included purchases at a total cost of $142,326 and sales with a fair value of $197,658.

                     Friedman's Inc. Retirement Savings Plan

                          EIN: 58-0249470 Plan No.: 002
                               Schedule H, Line 4i

                    Schedule of Assets (Held at End of Year)

                                December 31, 2002

 (a)                         (b)                                                                        (e)
          IDENTITY OF ISSUE, BORROWER, LESSOR, OR                 (c)                                  CURRENT
                       SIMILAR PARTY                     DESCRIPTION OF INVESTMENT                      VALUE
----------------------------------------------------------------------------------------------------------------
            Mutual Funds:
            Fidelity Management Trust Company           Magellan Fund                                $   830,489
            Wells Fargo                                 Outlook 2010 Fund                                545,788
            Evergreen Funds Distributor, Inc.           Evergreen Core Bond Fund                         346,104
            Dreyfus                                     Dreyfus S&P Midcap Index Fund                     52,746
            Dreyfus                                     Dreyfus Index Fund Small Cap                      47,379
            Goldman Sachs                               Goldman Sachs Small Cap Value                     32,801
    *       Berger                                      Berger inv Port Mid Cap Value                     32,687
            Evergreen Funds Distributor, Inc.           Evergreen Adjustable Rate                         21,287
            Federated                                   Federated Equity Funds - Kaufman                  20,082
            AIM                                         Aim Basic Value                                   11,110
            Franklin Templeton                          Templeton Growth Fund                              6,836
            Evergreen Funds Distributor, Inc.           Evergreen Growth Fund                              5,819
            MFS                                         MFS Int'l. new Discovery Fund                      5,542

          Collective Trust Fund:
   **       Wachovia Bank, National Association
                                                        Stable Portfolio Group Trust                   3,352,828
   **       Wachovia Bank, National Association
                                                        Enhanced Stock Fund                              485,217
          Common Stock:
   **       Friedman's Inc.                             Common Stock                                     223,937

   **     Participant loans                             Interest rates ranging from 4.75% to
                                                        9.5%, due no later than 2007                     232,102
                                                                                                     -----------
                                                                                                     $ 6,252,754
                                                                                                     ===========

 *Berger was acquired by Janus Mutual Funds in 2003.

**Indicates a party-in-interest to the Plan.

Note: Cost information has not been included in column (d) because all investments are participant directed.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  RETIREMENT SAVINGS PLAN OF FRIEDMAN'S INC.

                                  By: /s/ Victor M. Suglia
                                      ------------------------------------------
                                      Victor M. Suglia
                                      Senior Vice President and Chief Financial
                                          Officer

Date: June 28, 2003